Exhibit (a)(3)

September 19, 2007

TO:      UNIT HOLDERS OF CONSOLIDATED CAPITAL GROWTH FUND

SUBJECT: OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 9,838 Units of limited partnership interest (the "Units") in CONSOLIDATED CAPITAL GROWTH FUND (the "Partnership") at a purchase price equal to:

                                  $100 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CONSOLIDATED CAPITAL GROWTH FUND without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

      o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating. However, The Partnership Agreement provides that the Partnership is to terminate on December 31, 2022 unless terminated prior to such date. Therefore, investors may not see liquidity for some time.

      o NO DISTRIBUTIONS SINCE 2003! The Partnership has paid no distributions since 2003! The Partnership has stated that "Future cash distributions will depend on the levels of cash generated from operations, and the timing of the debt maturity, property sale and/or refinancing. The Partnership's cash available for distribution is reviewed on a monthly basis. In light of the amounts accrued and payable to an affiliate of the General Partner at June 30, 2007, there can be no assurance that the Partnership will generate sufficient funds from operations, after required capital expenditures, to permit any distributions to its partners during 2007 or subsequent periods." (emphasis added).

      o     ILLIQUIDITY  OF  UNITS.  The  relative   illiquidity  of  the  Units
            resulting from the absence of a formal trading market makes the Units difficult to sell.

      o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

      o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account. Because many custodians have transfer restrictions against limited partnership units or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357. This Offer expires (unless extended) October 31, 2007.